UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 23, 2026

Date of Report (Date of earliest event reported)

Miluna Acquisition Corp

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42911	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12F, No. 43,

Cheng Gong Road, Sec 4, Neihu

Taipei, 114

Taiwan, 114049

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +886 900-605-199

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one ordinary share and one redeemable warrant	MMTXU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	MMTX	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one ordinary share at an exercise price of $11.50 per share	MMTXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement

General Terms and Effects; Closing

On April 23, 2026, Miluna Acquisition Corp, a Cayman Islands exempted company (“Miluna” or “Purchaser”), entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) with Kukugan Invest, a Cayman Islands exempted company (“Parent”), and CADV Ventures S.A., a Poland company and a wholly-owned Subsidiary of Parent (the “Company”). Miluna, Parent, and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”). The transactions contemplated in the Business Combination Agreement are in connection with Miluna’s initial business combination and are hereinafter referred to as the “Business Combination.”

In connection with the Business Combination, Parent will merge with and into Purchaser, with Purchaser continuing as the Surviving Company, as a result of which the Company shall become a wholly-owned Subsidiary of Purchaser (the “Merger” and, collectively with the other transactions contemplated by the Business Combination Agreement and the ancillary documents, the “Transactions”), in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement. Purchaser, as the Surviving Company in the Merger, is sometimes referred to as the “Surviving Company” (provided, that references to Purchaser for periods after the Effective Time shall include the Surviving Company).

The Business Combination Agreement and the Transactions were unanimously approved by the board of directors of Purchaser based upon the unanimous recommendation of a special committee of independent directors (the “Special Committee”). The Transactions were also unanimously approved by the boards of directors of each of the Company and Parent, and by the sole shareholder of each of the Company and Parent. The Business Combination is expected to close in the second half of 2026, following the receipt of the required approval by Miluna’s shareholders and the fulfillment of each Party’s closing conditions (the “Closing”) for the Transactions.

Transaction Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, upon the Closing, as consideration for the Business Combination, and in the amount of $250,000,000 (the “Aggregate Transaction Consideration Value”), Purchaser shall issue to Parent a number of newly-issued class A ordinary shares (the “PubCo Class A Ordinary Shares”) equal to the quotient of (i) that number of PubCo Class A Ordinary Shares determined by dividing (x) the Aggregate Transaction Consideration Value by (y) $10.00 (the quotient obtained from dividing (x) by (y), “Transaction Consideration Shares”).

PubCo Class B Shares

Purchaser will issue Class B ordinary shares, par value $0.0001 per share (the “PubCo Class B Ordinary Shares”), for nominal consideration to the designated individual as set forth in the Company Disclosure Schedules. For the avoidance of doubt, the PubCo Class B Ordinary Shares are issued in addition to, and do not form part of, the Aggregate Transaction Consideration Value of $250,000,000. PubCo Class B Ordinary Shares will have the following rights, preferences, and privileges: (i) each PubCo Class B Ordinary Share entitles the holder to fifteen (15) votes per share on all matters submitted to a vote of shareholders; (ii) the PubCo Class B Ordinary Shares are not convertible into PubCo Class A Ordinary Shares or any other securities; (iii) upon any liquidation, dissolution, winding up, or redemption of the Surviving Company, each PubCo Class B Ordinary Share shall be entitled to receive an amount equal to its par value only, with no further participation in remaining assets; (iv) PubCo Class B Ordinary Shares may only be beneficially and exclusively owned by the designated individual and are non-transferable, subject to limited exceptions for affiliates and entities established for the direct or indirect benefit of the designated individual; and (v) PubCo Class B Ordinary Shares shall carry no economic participation rights, including no entitlement to dividends or distributions, and may only be redeemed at par value.

Earn-Out

Following the Closing, and in addition to the Transaction Consideration Shares issuable under the Business Combination Agreement, the former holders of Parent Ordinary Shares (the “Earn-Out Recipients”) as of immediately prior to the Effective Time will be entitled to receive, in the aggregate, up to an additional 5,000,000 PubCo Class A Ordinary Shares (the “Earn-Out Shares”). Such issuance is contingent upon the Surviving Company achieving consolidated revenue of at least $7,000,000 for the fiscal year ending December 31, 2027, as reflected in its audited consolidated financial statements for that fiscal year. Upon the achievement of this milestone, the Purchaser shall issue the Earn-Out Shares to the Earn-Out Recipients on a pro-rata basis, based on their relative share of the Transaction Consideration Shares received pursuant to the Business Combination Agreement. The Earn-Out Shares shall be issued within ten (10) Business Days following the filing of the Surviving Company’s annual report with the SEC for the fiscal year ending December 31, 2027.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by Miluna, the Company, and Parent, as of the date of such agreement or other specific dates for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect, knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents thereto, subject to certain customary exceptions.

In the Business Combination Agreement, Miluna made certain customary representations and warranties to Parent and the Company, including among others, related to the following: corporate matters, including due organization, existence and good standing; authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; governmental approvals; non-contravention; capitalization; filings and financial statements with the Securities and Exchange Commission (“SEC”); absence of certain changes; compliance with laws; actions, orders and permits; taxes and returns; employees and employee benefit plans; properties; material contracts; transactions with affiliates; Investment Company Act of 1940, as amended; finders and brokers; certain business practices; insurance; independent investigation; information supplied; and Miluna’s trust account.

In the Business Combination Agreement, the Company made certain customary representations and warranties to Miluna, including representations and warranties related to the following: corporate matters, including due organization, existence and good standing; authority and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents; capitalization; the Company’s subsidiaries; non-contravention; financial statements; absence of certain changes; compliance with laws; the Company’s permits; litigation; material contracts; intellectual property; privacy compliance; taxes and tax returns; finders and brokers; real property; personal property; title to and sufficiency of assets; employee matters; benefit plans; environmental matters; transactions with related parties; insurance; top customers and suppliers; certain business practices; finders and brokers; information supplied; and independent investigation.

In addition, Parent made certain customary representations and warranties to Miluna, including representations and warranties related to the following: corporate matters, including due organization, existence and good standing; authority and binding effect relating to execution and delivery of the Business Combination Agreement and other ancillary documents; ownership; government approvals; non-contravention; finders and brokers; information supplied; and independent investigation.

Covenants of the Parties

Each party agreed to the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding: the provision of access to their properties, books and personnel; the operation of their respective businesses in the ordinary course of business; Miluna’s public filing obligations and the Company’s obligation to deliver financial statements; no solicitation of, or entering into, any alternative competing transactions; no insider trading; notifications of certain breaches, consent requirements or other matters; efforts to obtain third party and regulatory approvals; further assurances; Registration Statement; public announcements; confidentiality; PubCo A&R Charter; indemnification of directors and officers after the Closing and tail insurance; use of trust proceeds after the Closing; transaction financing; issuance of equity awards by Purchaser on terms and conditions determined by Parent; working capital loans; matters under Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”); and valuation adjustment.

The parties also agreed to take all necessary actions to cause the Surviving Company’s board of directors immediately after the Closing to consist of those directors mutually agreed between Purchaser and Parent.

Each party agreed to use commercially reasonable efforts during the Interim Period to complete a private equity investment (“PIPE Investment”) and/or secure an Equity Line of Credit (“ELOC”) of up to $50,000,000. If Purchaser seeks either a PIPE Investment or an ELOC, Parent and the Company will cooperate with each other and their respective representatives, using commercially reasonable efforts to cause these transactions to occur. There is no present requirement to pursue either a PIPE Investment or an ELOC.

Registration Statement and Shareholder Approval

Miluna, Parent and the Company also agreed to prepare and file with the SEC, a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the securities to be issued under the Business Combination Agreement to the holders of the securities of Parent immediately prior to the Effective Time, which Registration Statement will contain a proxy statement for the purpose of soliciting proxies from the shareholders of Miluna for the matters relating to the Transactions to be acted on at the extraordinary general meeting of the shareholders of Miluna and providing such shareholders with an opportunity to participate in the redemption by Miluna of its public shareholders in connection with Miluna’s initial business combination, as required by its amended and restated memorandum and articles of association. The parties made customary covenants regarding the Registration Statement.

Survival and Indemnification

The representations and warranties, covenants, obligations and agreements of Miluna, the Company, and Parent will not survive the Closing unless by their terms they apply to or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the Transactions as set forth in the Proxy Statement by the requisite vote of Miluna’s shareholders; (ii) the approval of the Transactions by the requisite vote of Parent’s shareholders; (iii) no law or order preventing or prohibiting the Transactions; (iv) the Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing; (v) the PubCo Class A Ordinary Shares shall have been approved for listing on Nasdaq, NYSE American or any other major U.S. national securities exchange, subject only to official notice thereof; (vi) the majority of independent directors and the Special Committee of Miluna shall have approved the Business Combination Agreement and the Transactions.

In addition, the obligations of Parent and the Company to consummate the Transactions are further subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Miluna being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to specified exceptions); (ii) Miluna having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Miluna since the date of the Business Combination Agreement which is continuing and uncured; (iv) all Ancillary Documents (as defined in the Business Combination Agreement) shall have been duly executed by each respective party thereto and shall be in full force and effect in accordance with their terms as of the Closing; and (v) except for continuing officers and directors, all officers and directors of Miluna shall have executed written resignations effective as of immediately prior to the Closing.

The obligations of Miluna to consummate the Transactions are further subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of the Company and Parent being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to specified exceptions); (ii) the Company and Parent having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Company or Parent since the date of the Business Combination Agreement which is continuing and uncured; (iv) Miluna shall have received a certificate from the Company by an executive officer of the Company certifying as to the satisfaction of certain closing conditions of the Registration Rights Agreement and Lock-Up Agreement; (v) a counterpart to the Ancillary Documents required to be executed by the Parent, Company, and the Key Personnel at or prior to the Closing having been executed and delivered to Miluna; and (vi) all of the Indebtedness due and outstanding under the Contracts listed on the Company Disclosure Schedules having been discharged in full.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either Miluna or Parent if the Closing has not been satisfied or waived by the date that is nine (9) months after the date of the Business Combination Agreement (the “Outside Date”). A party is not entitled to terminate the Business Combination Agreement if the failure of the Closing to occur by such date was caused by or the result of a breach of the Business Combination Agreement by such party.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances prior to the Closing, including, among other reasons: (i) by mutual written consent of Miluna and Parent; (ii) by either Miluna or Parent if any of the Closing conditions have not been satisfied or waived by the Outside Date, provided that the right to terminate shall not be available to a Party if the breach by such Party was the primary cause of the failure of the Closing; (iii) by written notice by either Miluna or Parent if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iv) by written notice by Parent for Miluna’s material uncured breach of the Business Combination Agreement, if the breach would result in the failure of the related Closing condition; (v) by written notice by Miluna for the material uncured breach of the Business Combination Agreement by the Company, Parent or any Seller, if the breach would result in the failure of the related Closing condition; (vi) by written notice by Miluna if there has been a Material Adverse Effect with respect to the Company which is uncured and continuing; (vii) by either Miluna or Parent if the Special Meeting to approve the Business Combination is held and concluded and the requisite approval of Miluna’s shareholders is not obtained; (viii) by written notice by Parent to Miluna if Miluna receives a delisting determination by Nasdaq, or trading in Miluna’s securities is suspended for more than one trading day or (ix) by written notice by Parent to Miluna if the Special Committee has withdrawn, modified or changed its approval or recommendation of the Business Combination Agreement or the Transactions in a manner adverse to Miluna.

If the Business Combination Agreement is terminated, all obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidentiality, fees and expenses, trust account waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for certain fraud claims or for willful breach of the Business Combination Agreement prior to the termination.

Trust Account Waiver and Releases

Parent and the Company have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Miluna’s trust account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom directly or indirectly to Miluna’s shareholders).

Governing Law

The Business Combination Agreement is governed by the Laws of the State of New York. Any state or federal court located in New York, New York will have exclusive jurisdiction.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the entire text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto, and the Ancillary Documents, the terms of each of which are incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about Miluna, Parent or the Company at the time they were made or otherwise and should only be read in conjunction with the other information that Miluna makes publicly available in reports, statements and other documents filed with the SEC.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Parent, Miluna and MilunaC Technology Limited, a British Virgin Islands company (the “Sponsor”) entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) providing that, among other things, (i) the Sponsor shall vote its Purchaser Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the Transactions, and (ii) to grant certain waivers and consents pursuant to Miluna’s Organizational Documents (as defined in the Business Combination Agreement).

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the form of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated by reference.

Parent Support Agreement

In connection with the execution of the Business Combination Agreement, Parent, Purchaser and the shareholders of Parent entered into a Parent Support Agreement (the “Parent Support Agreement”) providing that, among other things, (i) to support the Transactions, and (ii) to grant certain waivers and consents pursuant to Parent’s Organizational Documents (as defined in the Business Combination Agreement).

The foregoing description of the Parent Support Agreement is subject to and qualified in its entirety by reference to the full text of the form of the Parent Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated by reference.

Form of Registration Rights Agreement and Lock-Up Agreement

The Business Combination Agreement contemplates that, at the Closing, Purchaser, the Sponsor, certain shareholders of Parent and the other parties shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) and a Lock-Up Agreement (the “Lock-Up Agreement”). The Registration Rights Agreement and Lock-Up Agreement will provide that the Surviving Company will be obligated to file a Registration Statement after Closing to register the resale of certain securities, and will also provide the respective parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Item 7.01 Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the press release jointly issued by the parties announcing the Transactions.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and will not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; the size and growth potential of the markets for the Company’s products and services; the potential earnout; potential benefits of the business combination, the Financing and any other transaction related to the business combination; future performance and anticipated financial impacts of the business combination, the Financing and any other transaction related to the business combination; the satisfaction of the closing conditions of the business combination, the Financing and any other transaction related to the business combination; expectations relating to the business combination, the Financing and any other transaction related to the business combination, including the proceeds of the business combination, the Financing and any other transaction related to the business combination, and the Company’s expected cash runway and the timing of the closing of the business combination. These statements are based on various assumptions, whether or not identified in this report, and on the current expectations of the Company’s and Purchaser’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Purchaser. These forward-looking statements are subject to a number of risks and uncertainties, including changes in market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the business combination, the Financing or any other transaction related to the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect the Surviving Company or the expected benefits of the business combination, the Financing or any other transaction related to the business combination; the risk that the approval of the shareholders of Purchaser or the Company or any other condition to the closing of the business combination is not obtained; failure to realize the anticipated benefits of the business combination, Financing or any other transaction related to the business combination; risks relating to any legal proceedings that may be instituted against Purchaser, the Surviving Company or others following the announcement of the business combination; risks relating to the uncertainty of the projected financial information with respect to the Company and the Surviving Company; the ability to meet stock exchange listing standards following the consummation of the business combination; global economic and political conditions; the amount of redemption requests made by Purchaser’s public shareholders; the inability to secure PIPE, ELOC or other financing on acceptable terms or at all; dilution from the earnout, warrants or any additional financing; the Company’s ability to execute its acquisition strategy and integrate any acquired businesses; risks relating to AI-enabled services, cybersecurity, data privacy and regulation; and those factors discussed in documents that Purchaser has filed or will file with the SEC.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by Purchaser from time to time with the SEC, including the registration statement on Form S-4 in connection with the business combination, when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements are not guarantees of future performance, and readers are cautioned not to place undue reliance on them. All forward-looking statements speak only as of the date of this report. Neither the Company nor Purchaser undertakes any obligation to update or revise any forward-looking statements to reflect events, developments, or circumstances after the date hereof, except as required by applicable law.

Additional Information and Where to Find It

The proposed business combination will be submitted to shareholders of Miluna for their consideration. Miluna and the Company intend to file with the SEC a Registration Statement on Form S-4, which will include a preliminary proxy statement of Miluna and a prospectus in connection with the proposed Business Combination involving Miluna, the Company, and Parent. After the Registration Statement is filed and declared effective, the definitive proxy statement and other relevant documents will be mailed to shareholders of Miluna as of a record date to be established for voting on Miluna’s proposed Business Combination with the Company. SHAREHOLDERS OF MILUNA AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH MILUNA’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT MILUNA, THE COMPANY, PARENT, AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Miluna Acquisition Corp, Cheng Gong Road, Sec 4, Neihu, Taipei, Taiwan, 114049.

Participants in the Business Combination

The Company, Miluna and their respective directors and executive officers may, under SEC rules, be deemed to be participants in the solicitations of proxies from the shareholders of Miluna in connection with the Business Combination. Information regarding the officers and directors of Miluna is set forth in Miluna’s annual report on Form 10-K, which was filed with the SEC on February 12, 2026. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

2.1 †	Business Combination Agreement, dated as of April 23, 2026, by and among Miluna Acquisition Corp, Kukugan Invest, and CADV Ventures S.A.
10.1	Sponsor Support Agreement, dated as of April 23, 2026, by and among MilunaC Technology Limited, Miluna Acquisition Corp, and Kukugan Invest.
10.2	Parent Support Agreement, dated as of April 23, 2026, by and among Kukugan Invest, Miluna Acquisition Corp, and the sole shareholder of Parent.
10.3	Form of Registration Rights Agreement
10.4	Form of Lock-Up Agreement
99.1	Press Release, dated April 27, 2026
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL Document

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2026

MILUNA ACQUISITION CORP

By:	/s/ Hao Yuan
Name:	Hao Yuan
Title:	Chief Executive Officer and Chairman